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[LOGO] WILLKIE FARR & GALLAGHER LLP                    1875 K Street, N.W.
                                                       Washington, DC 20006-1238

                                                       Tel: 202 303 1000
                                                       Fax: 202 303 2000

May 3, 2010

VIA EDGAR
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Ms. Mary A. Cole
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  iShares Trust
     (Securities Act File No. 333-92935;
     Investment Company Act File No. 811-09729)
     Post-Effective Amendment No. 418
     --------------------------------

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the "SEC") with respect to Post-Effective Amendment No. 370 to the Registration Statement for iShares Trust (the "Trust"), filed on behalf of its series iShares MSCI Indonesia Investable Market Index Fund (the "Fund") pursuant to Rule 485(a)under the Securities Act of 1933 (the "1933 Act"). The comments were provided in telephone conversations on March 4, 2010 and March 11, 2010. We have previously responded to many of these comments orally. For your convenience, your comments are set forth below and each comment is followed by our response.

Comment No. 1:  The Trust should confirm for the Fund that the 80% investment
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test is consistent with Rule 35d-1 under the Investment Company Act of 1940,
i.e., the "names" rule.

Response:  The Trust confirms for the Fund.
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Comment No. 2: The exchange ticker symbol and the principal U.S. market or
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markets on which the Fund's shares are traded should appear on the cover page, not the first page.

Response: The Fund's exchange ticker symbol and the principal U.S. market or
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markets on which the Fund's shares are traded will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. The Trust also plans to disclose the Fund's exchange ticker symbol and the


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            in alliance with Dickson Minto W.S., London and Edinburgh

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Securities and Exchange Commission
May 3, 2010
Page 2

principal U.S. market or markets on which the Fund's shares are traded in the heading of the Fund's summary section.

Comment No. 3: The servicemark paragraph under the Table of Contents should be
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deleted.

Response: The servicemark paragraph is required under the Trust's license
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agreement with the index provider for the Fund. The Trust can look into the possibility of moving the servicemark language to the extent permitted pursuant to the licensing arrangement with the Fund's index provider or by a waiver of the restrictions thereof, but the Trust cannot delete the servicemark disclosure altogether.

Comment No. 4: The last sentence under the Investment Objective paragraph in the
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summary section beginning "The Fund's investment objective and the Underlying
Index may be changed..." should be deleted.

Response: The Trust will make the suggested change to its investment objective
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disclosure for the Fund.

Comment No. 5: All language after the first sentence of the "Fees and Expenses"
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section and before the fee table should be deleted.

Response: As we discussed, this language before the fee table had previously
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been disclosed in footnotes to the fee table, but the Staff told the Trust that such disclosure could be placed in the text of the summary section, rather than in a footnote. The Trust included this language in other prospectuses before the fee table as a result of this discussion with the Staff.

Comment No. 6: The last sentence under the portfolio turnover paragraph
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beginning "Portfolio turnover may vary from year to year..." should be deleted.

Response: The Trust will make the suggested change to its portfolio turnover
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disclosure for the Fund.

Comment No. 7: Investment strategies for the Fund does not conform with the
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Fund's risk disclosure. Conform investment strategies and risk disclosures for the Fund.

Response: The Trust believes that the risk disclosure conforms with the
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investment strategies of the Fund, especially as the Fund is a passively-managed index fund. Nonetheless, the Trust will work with outside counsel to follow up on these comments on a fund-by-fund basis. The Trust understands that all sectors listed as "top" sectors should be listed as principal risks, regardless of what percentage of the index is comprised of each such sector.

Comment No. 8: The start date for portfolio managers should be "2010" and not
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"since inception."

Response: The Trust will make the suggested change to its management disclosure
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for the Fund.

Comment No. 9: The "Purchase and Sale of Fund Shares" paragraph should be
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compressed.

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Securities and Exchange Commission
May 3, 2010
Page 3

Response: The Trust has already compressed this disclosure in order to reflect
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previous Staff comments. The Trust believes the current disclosure is the best way to convey vital information to investors.

Comment No. 10: Sentences cross-referencing summary sections with sections of
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the statutory prospectus should be deleted.

Response: The Trust believes these cross-references assist investors in
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understanding the information presented without adding complexity to the prospectus in accordance with General Instruction C(2)(a) of Form N-1A. The Trust believes that Rule 498 under the 1933 Act does not prohibit these cross-references. The Trust notes that it has included these cross-references in previous filings pursuant to Rule 485(b) under the 1933 Act and continues to believe that the inclusion of such cross-references should not be objectionable.

Comment No. 11: If the Trust plans to use a summary prospectus for the Fund, the
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legend required under Rule 498(b)(1)(v) of the 1933 Act must be displayed on the cover page.

Response:  The Trust does not plan to use a summary prospectus for the Fund.
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The Trust has authorized us to represent that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

     (a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

     (c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1138.

Sincerely,

/s/ Benjamin J. Haskin
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Benjamin J. Haskin

cc:  Jessica N. Bentley, Esq.
     Anthony A. Vertuno, Esq.